ITEM 77.D Policies with respect to security investments with respect to:

(g) any other investment policy set forth in registrant's prospectus

1. CHANGES TO INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES - THE DLB HIGH YIELD FUND

Effective May 24, 2001, the DLB High Yield Fund changed its investment objective and principal investment strategies to the following:

INVESTMENT OBJECTIVE: The investment objective of the DLB High Yield Fund (the "High Yield Fund") is to achieve a high level of current income and total return by investing primarily in high yield debt and related securities.

PRINCIPAL INVESTMENT STRATEGY: Under normal circumstances, the Fund will invest at least 65% of its total assets in lower rated fixed income securities, which are commonly known as "junk bonds."

MARKET SECTORS: The Fund invests in high yield (i.e., lower rated) U.S. fixed income securities ("junk bonds"), including Rule 144A private placements. The Fund may also invest in convertible securities, preferred stocks, warrants, bank borrowings and other fixed income securities and may engage in securities lending.

MATURITY: Under normal market conditions, the Fund will have an average dollar-weighted portfolio maturity ranging from 4 to 10 years. The Fund's portfolio may include securities with maturities outside this range.

PORTFOLIO QUALITY: The Fund will invest primarily in lower rated fixed income securities. These securities are considered below investment grade and are commonly known as junk bonds. A lower rated fixed income security is a security that, at the time the Fund acquires the security, is not rated in one of the top four rating categories by either of the major rating agencies (Moody's Investors Service, Inc. or Standard & Poor's), or an unrated security that the Manager determines to be of comparable quality. Thus, a lower rated fixed income security will be rated below Baa3 by Moody's Investor's Service, Inc. and below BBB- by Standard & Poor's, or will be an unrated security that the Manager determines to be of comparable quality.

SECURITY SELECTION: The Manager employs a bottom-up, fundamental approach to its credit analysis which focuses first on a specific issuer's financial strength, among other things, before considering either trends or macro economic factors. The Manager prefers companies that possess one or more of the following characteristics:

       * Strong business position
        * Ability to generate free cash flow to repay debt
        * Favorable capital structure
        * High level of fixed assets
        * Conservative accounting
        * Respected management or equity sponsor

2.  CHANGES  TO  INVESTMENT  OBJECTIVE,   PRINCIPAL  INVESTMENT  STRATEGIES  AND
INVESTMENT POLICIES - DLB ENHANCED INDEX CORE EQUITY FUND (FORMERLY KNOWN AS THE DLB DISCIPLINED GROWTH FUND)

Effective December 19, 2000, the DLB Enhanced Index Core Equity Fund changed its investment objective, principal investment strategies and investment policies, as outlined below.

The new investment objective of the Disciplined Growth Fund is to outperform the total return performance of its benchmark index, the S&P 500 Index, while maintaining risk characteristics similar to those of the benchmark. The new principal investment strategies of the Disciplined Growth Fund are as set forth in the following paragraphs:

Under normal market conditions, the Fund will invest substantially all (but no less than 65%) of its total assets in common stocks of companies included in the Fund's benchmark index. The Manager believes that a systematic strategy that exploits market inefficiencies can be used to produce a portfolio for the Fund that will outperform the Fund's benchmark index while maintaining risk characteristics similar to the benchmark.

The Manager uses quantitative analysis to identify groups of stocks included within the Fund's benchmark index that the Manager believes will outperform or underperform the index. The Manager identifies these stocks through a proprietary quantitative model that ranks all stocks within the index based on several factors relating to a company's valuation, earnings quality, stock price momentum and earnings improvement. Based on these rankings, the Manager constructs a broadly diversified portfolio (the Fund will generally hold approximately 90% of the securities in the index) by (1) overweighting high-ranking stocks, (2) underweighting low-ranking stocks (or not holding them at all), and (3) market-weighting those stocks that do not have especially high or low rankings. Neither market timing nor macro economic forecasting are used by the Manager in constructing the Fund's portfolio. In addition to the changes set forth above, on October 19, 2000, the Board of Trustees also approved the elimination of non-fundamental investment restrictions (b) through (h) listed in the Statement of Additional Information of the Disciplined Growth Fund dated September 4, 2000.

     3.      CHANGE TO INVESTMENT POLICY - THE DLB TECHNOLOGY FUND

Effective March 20, 2001, the DLB Technology Fund noted that, for purposes of (Investment) Restriction (6), the Technology Fund will primarily rely on industry group and/or sub-group classifications published by Bloomberg L.P.